2600 One Commerce Square
Philadelphia, PA  19103-7098
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June 28, 2010

Via EDGAR Transmission

James O’Connor
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group State Tax-Free Income Trust
File Nos. 002-57791/811-02715

Dear Mr. O’Connor:

On behalf of the Delaware Group State Tax-Free Income Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Post-Effective Amendment No. 56 (“PEA No. 56”)to its Registration Statement on Form N-1A that was filed on April 29, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, to comply with the recent revisions of Form N-1A.  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.              Comment: Delete the word “certain” from the investment objective to clarify that the interest income earned by the Delaware Tax-Free Pennsylvania Fund (the “Fund”) will be tax-exempt for Pennsylvania personal income tax purposes.

                 Response:  The Registrant will revise the investment objective as follows:  “Delaware Tax-Free Pennsylvania Fund seeks a high level of current interest income exempt from federal income tax and Pennsylvania state personal income tax, consistent with preservation of capital.”

2.              Comment:  Delete footnote 2 from the fee table.

 Response:  The requested change will be made.

3.              Comment:  Revise the disclosure in footnote 3 to the fee table to streamline the explanation of the blended Rule 12b-1 fee rate for Class A shares.

Response:  The Registrant will revise the footnote as follows:  “The Fund's investment manager, Delaware Management Company (Manager), is contractually waiving its investment advisory fees and/or paying expenses (excluding any 12b-1 plan and certain other expenses) to the extent necessary to prevent total annual fund operating expenses from exceeding 0.64% of the Fund's average daily net assets from

James O’Connor
June 28, 2010

June 28, 2010 through June 28, 2011. The Fund's distributor, Delaware Distributors, L.P. (Distributor), has contracted to limit the Class A shares' 12b-1 fee from June 28, 2010 through June 28, 2011 to no more than 0.25% of the Fund's average daily net assets. These waivers and reimbursements may be terminated only by agreement of the Manager or Distributor, as applicable, and the Fund. Additionally, the Fund's Class A shares are subject to a blended 12b-1 fee of 0.10% on all shares acquired prior to June 1, 1992 and 0.30% on all shares acquired on or after June 1, 1992.

4.              Comment:  Revise the preamble to the expense example table so that it follows verbatim the language used in Form N-1A.

Response:  The language used by the Registrant precisely tracks the language used in Form N-1A, except that the Registrant has modified part of the sentence explaining that the example assumes an investment has a 5% return each year and that the Fund’s operating expenses remain the same.  That sentence has been modified to read as follows:  “The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and reflects the Manager's and Distributor's waivers and reimbursements for the one-year period and the total operating expenses without waivers for years 2 through 10.” The Registrant has made this modification because it believes that it is materially misleading to state the Fund’s operating expenses will remain the same when there are contractual fee waivers and expense reimbursements in effect during part of the period covered by the expense example.  Accordingly, the Registrant respectfully declines to accept this comment.

5.              Comment:  Revise the first sentence of the performance section preamble so that it tracks verbatim the language provided in Item 4(b)(2)(i).

Response:  The requested change will be made.

6.              Comment:  Delete the fourth and fifth sentences from the performance section preamble.

Response:  The Registrant believes that it would be materially misleading to exclude the statements explaining the performance information shown in the bar chart and average annual total return table reflect expense caps in effect during the reporting period and that Fund performance would have been lower without the caps.  Moreover, because the statements are brief, concise, and clearly disclose material information, the Registrant believes these statements follow the spirit of the disclosure regime required by Form N-1A.  Accordingly, the Registrant respectfully declines to delete these sentences.

7.              Comment:  In the paragraph immediately following the bar chart, delete the last three sentences.

Response:  These sentences explain that the bar chart and high/low information do not reflect the Class A shares’ front-end sales charges while the average total return table does.  Additionally, it explains that the bar chart’s returns would be lower if it did.  The Registrant believes that this is material information because it is important for investors to understand that the imposition of the Class A shares’ sales load will affect their performance results.  For example, if such disclosure were not included, an investor reviewing the prospectus might not understand why the bar chart number for the latest fiscal year end does not match the Fund’s return before taxes for the 1-year period in the average annual total return chart.  Accordingly, the Registrant respectfully declines to accept this comment because it believes that the information included in those sentences is material.

8.              Comment:  Remove the “before taxes” language in the average annual total return table for each share class.

James O’Connor
June 28, 2010

Response:  The Registrant respectfully declines to accept this comment because Item 4(b)(2)(iii) specifically provides that such language should be included in the table.

9.              Comment:  Delete the last three sentences of the second paragraph under “Purchase and redemption of Fund shares.”

Response:  The Registrant will remove the first of the sentences that addresses waiver of minimums for retirement or tax-deferred accounts because the Fund is not an appropriate investment for such accounts.  However, the Registrant respectfully declines to accept the comment with the respect to the last two sentences because it believes investors should know that the Fund has the right to waive investment minimums at its discretion and that new or subsequent investments are no longer permitted in Class B shares.

*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the PEA No. 56; (ii) Staff comments on the PEA No. 56, or changes to the PEA No. 56 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the PEA No. 56; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the PEA No. 56.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	A.G. Ciavarelli, Esq.
Delaware Investments